EXHIBIT 99.1

Ultrapetrol Announces Pricing of $200 Million Aggregate Principal Amount of 8.875% First Preferred Ship Mortgage Notes Due 2021

NASSAU, Bahamas, May 30, 2013 (GLOBE NEWSWIRE) -- Ultrapetrol (Bahamas) Limited (Nasdaq:ULTR), an industrial transportation company serving marine transportation needs in three markets (River Business, Offshore Supply Business and Ocean Business), announced today that it has priced the offering of $200 million in aggregate principal amount of its 8.875% First Preferred Ship Mortgage Notes due 2021 (the "Notes"). The Notes and related guarantees will be secured by the stock of certain of the Company's subsidiaries and by first preferred mortgages on vessels owned by certain of its subsidiaries. The Notes will be issued at par and are being sold in a private offering within the United States to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the "Securities Act"), and to certain other persons outside of the United States in reliance on Regulation S under the Securities Act. Ultrapetrol plans to use the net proceeds of the offering to fully refinance its existing $180 million aggregate principal amount of its senior notes due 2014, as well as for general corporate purposes.

The sale of the Notes is expected to be consummated on June 10, 2013, subject to customary closing conditions.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy the Notes and the related guarantees, nor shall there be any sale of the Notes and the related guarantees in any jurisdiction in which such offer, solicitation or sale is unlawful. Any offer of the Notes and related guarantees will be made only by means of a private offering memorandum. The Notes and the related guarantees have not been registered under the Securities Act, or any state securities laws, and unless so registered, may not be offered or sold except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws.

About Ultrapetrol

Ultrapetrol is an industrial transportation company serving the marine transportation needs of its clients in the markets on which it focuses. It serves the shipping markets for containers, grain and soya bean products, forest products, minerals, crude oil, petroleum, and refined petroleum products, as well as the offshore oil platform supply market with its extensive and diverse fleet of vessels. These include river barges and pushboats, platform supply vessels, tankers and two container feeder vessels. More information on Ultrapetrol can be found at www.ultrapetrol.net.

Forward-Looking Language

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include future operating or financial results; pending or recent acquisitions, business strategy and expected capital spending or operating expenses, including dry docking and insurance costs; general market conditions and trends, including charter rates, vessel values, and factors affecting vessel supply and demand; our ability to obtain additional financing; our financial condition and liquidity, including our ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities; our expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, or vessels' useful lives; our dependence upon the abilities and efforts of our management team; changes in governmental rules and regulations or actions taken by regulatory authorities; adverse weather conditions that can affect production of the goods we transport and navigability of the river system; the highly competitive nature of the oceangoing transportation industry; the loss of one or more key customers; fluctuations in foreign exchange rates and devaluations; potential liability from future litigation; and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

ULTR – G

CONTACT: The IGB Group
         Leon Berman / David Burke
         212-477-8438 / 646-673-9701
         lberman@igbir.com / dburke@igbir.com